Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2005 Equity and Performance Incentive Plan, as Amended, of Pinnacle Entertainment, Inc. of our report dated March 1, 2013 (except for Note 7, as to which the date is May 31, 2013) with respect to the consolidated financial statements and schedule of Pinnacle Entertainment, Inc. included in its Annual Report (Form 10-K/A) and our report dated March 1, 2013, with respect to the effectiveness of internal control over financial reporting of Pinnacle Entertainment, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

June 6, 2013